As filed with the Securities and Exchange Commission on April 25, 1995
                                                    Registration No. 33-58117

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                            --------------------

                               Amendment No. 1
                                     to
                                  Form S-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            --------------------
                            Millipore Corporation
           (Exact name of registrant as specified in its charter)

   Massachusetts                            3070            04-2170233
(State or other jurisdiction  (Primary Standard Industrial  (I.R.S. Employer
of incorporation or            Classification Code Number)   Identification
organization)                                                No.)

               80 ASHBY ROAD, BEDFORD, MA 01730 (617) 275-9200
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            GEOFFREY NUNES, ESQ.
                                80 Ashby Road
                     Bedford, MA  01730  (617) 275-9200
(Name, address, including zip code, and telephone number, including area code of agent for service)
                           ----------------------
                                  Copy to:
                            STEVEN F. SCOTT, ESQ.
                                Ropes & Gray
                           One International Place
                      Boston, MA  02110  (617) 951-7000
                           ----------------------
      Approximate date of commencement of proposed sale to the public:
 As soon as practicable after the Registration Statement becomes effective.


     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this
Registration  Statement shall thereafter become effective in accordance  with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

                 SUBJECT TO COMPLETION, DATED APRIL 25, 1995

PROSPECTUS
                            MILLIPORE CORPORATION

  Exchange Offer (the "Exchange Offer") of its 6.78% Senior Notes due 2004
           for all of its outstanding 6.78% Senior Notes due 2004

 The Exchange Offer will expire at 5:00 p.m. New York City time, on May ___,
                                    1995.

      Millipore Corporation, a Massachusetts corporation ("Millipore" or the "Company"), hereby intends upon the terms and conditions set forth in this Prospectus (the "Prospectus"), to offer for exchange (the "Exchange Offer") $1,000 principal amount of its 6.78% Senior Notes due 2004, (the "Public Notes"), which will have been registered under the Securities Act of 1933, as amended (the "Securities Act") pursuant to a Registration Statement of which this Prospectus is a part, for each $1,000 principal amount of its outstanding 6.78% Senior Notes due 2004 (the "Notes"), of which $100,000,000 principal amount is outstanding. The form and terms of the Public Notes are the same as the form and term of the Notes (which they replace) except that the Public Notes will have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer and will not contain certain provisions relating to an increase in the interest rate which were included in the terms of the Notes in certain circumstances relating to the timing of the Exchange. The Public Notes will evidence the same debt as the Notes (which they replace) and will be issued under and be entitled to the benefits of the Indenture dated as of May 3, 1995 between the Company and The First National Bank of Boston (the "Indenture") governing the Public Notes. The Public Notes are, and by their terms will be senior to all indebtedness of the Company, except that the Company may incur debt secured which is senior to the Public Notes in an amount up to 15% of its Consolidated Net Assets (which at December 31, 1994 equaled approximately $365,000,000). See "Description of Public Notes-Certain Covenants."

      The Notes were issued and sold by the Company on March 3, 1994 to Metropolitan Life Insurance Company ("Met") in a transaction not registered under the Securities Act in reliance upon an exemption under the Securities Act (the "Met Transaction"). Accordingly, the Notes may not be reoffered, resold or otherwise transferred in the United States unless registered under the Securities Act or unless an applicable exemption from the registration requirements of the Securities Act is available. While the Exchange Offer will remain open for twenty (20) days, the Company expects to exchange all Notes prior to 5:00 p.m., New York City time, on May 3, 1995, (the "Exchange Date").

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

      The staff ("Staff") of the Securities and Exchange Commission (the "Commission") has not considered the Exchange Offer in the context of a no-action request, nonetheless, based on no-action letters issued by the Staff of the Commission to third parties, the Company believes the Public Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Public Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in the distribution of such Public Notes. The Met has advised the Company that it is not engaged in, and does not intend to engage in, a distribution of such Public Notes. See "The Exchange Offer--Purpose and Effect of the Exchange" and "--Resale of the Public Notes."

      Under the terms and conditions of the Met Transaction, the Met has agreed to participate in the Exchange Offer. The Company will pay all the expenses incurred by it incident to the Exchange. See "The Exchange Offer."

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is May     , 1995

                            AVAILABLE INFORMATION


      Millipore Corporation (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, as well as at the Regional Offices of the Commission at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates.

     This Prospectus constitutes a part of a Registration Statement on Form S-4 filed by the Company with the Commission under the Securities Act of 1933,
as  amended.   This Prospectus omits certain of the information contained  in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the
Company  and  the  Public  Notes  offered  hereby.   While  those  statements
contained  herein  concerning  the  provisions  of  any  document   are   not
necessarily complete, all the material elements of such document(s) or description(s) are set forth in this Prospectus; and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission.

      The Company's principal executive offices are located at 80 Ashby Road, Bedford, MA 01730, telephone (617) 275-9200.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following reports and documents are hereby incorporated herein by reference and made a part hereof:

   The Company's Annual Report on Form 10-K for the year ended December 31,
   1994

      All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this Prospectus and prior to the termination of the offering of the Public Notes hereunder shall be deemed to be incorporated herein by reference and shall be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide (within one business day of its receipt of such request) without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person by facsimile or first class mail, a copy of the documents incorporated by reference herein, including any document filed subsequent to the date of this Prospectus. Such requests should be directed to Geoffrey Nunes, Senior Vice President and General Counsel, Millipore Corporation, by mail to 80 Ashby Road, Bedford, Massachusetts 01730, or by telephone at (617) 275-9200

                             PROSPECTUS SUMMARY

      The  following  information is qualified in its entirety  by  the  more
detailed  information  and  financial  data  appearing  elsewhere   in   this
Prospectus and incorporated by reference herein.

                                 The Company

       Millipore Corporation was incorporated under the laws of The Commonwealth of Massachusetts on May 3, 1954. Millipore and its subsidiaries operate in a single business segment, the analysis, identification and purification of fluids using separations technology. Millipore is a leader in the field of membrane separations technology. The Company develops, manufactures and sells products which are used primarily for the analysis and purification of fluids. The Company's products are based on a variety of membranes and certain other technologies that effect separations principally through physical and chemical methods. See "Business Products and Technologies" for a description of the Company's two classes of products and their three-year sales history.

       The principal customers for the Company's products include pharmaceutical, electronics, chemical and food and beverage companies; government, university and private research and testing laboratories; and health care and medical facilities. The Company markets and supports its products through a field sales force and a marketing support staff of approximately 380 employees in the United States and 615 employees overseas. In fiscal 1994, approximately 64% of the Company's sales were made to customers outside the United States.

                             The Exchange Offer

Securities Being Offered
  in the Exchange
  Offer..........$100,000,000 principal amount of 6.78% Senior
                 Notes Due March 3, 2004 (the "Public Notes").
Interest Payment
  Dates........  March 3 and September 3, commencing September  3,
                 1995.   Interest on the Public Notes will accrue from
                 March 3, 1995.
Maturity......   March 3, 2004
The Exchange
  Offer..........$1,000 principal amount of the Public  Notes  plus accrued  interest  in  exchange for  each  $1,000  principal amount  of 6.78% Senior Notes ("Notes") sold by the  Company on  March  3,  1994  to Metropolitan Life Insurance  Company
                 ("Met").   As  of  the  date hereof, $100,000,000  aggregate
                 principal  amount  of  Notes are outstanding.   The  Company
                 will  issue the Public Notes to the Met on the Exchange Date pursuant  to the terms and conditions of the Notes  Purchase and  Exchange  Agreement dated March  3,  1994  between  the
                 Company and the Met (the "Note Agreement").
                 The  Staff of the Commission has not considered the Exchange
                 Offer  in  the  context of a no-action request, nonetheless, based  on  an interpretation by the Staff set forth  in  no-
                 action   letters  issued  to  third  parties,  the   Company
                 believes  that Public Notes issued pursuant to the  Exchange
                 Offer  may  be  offered  for resale,  resold  and  otherwise transferred  by  any  holder thereof (other  than  any  such holder  which  is an "affiliate" of the Company  within  the meaning  of  Rule  405  under the  Securities  Act)  without compliance  with  the  registration and prospectus  delivery provisions of the Securities Act, provided that such  Public
                 Notes  are acquired in the ordinary course of such  holder's
                 business   and   that  such  holder  does  not   intend   to
                 participate and has no arrangement or understanding with any person to participate in the distribution of such Public Notes. The Met has advised the Company that it is not engaged in, and does not intend to engage in, a distribution of such Public Notes.

Expiration Date..5:00 p.m., New York City time,  on  ________, 1995.

Accrued Interest on the
  Public Notes...Each  Public Note will  bear  interest  from March 3, 1995.

Use of Proceeds..There will be no cash proceeds to  the  Company from, or pursuant to, the Exchange Offer.

General..........The form and terms of the Public Notes  are the same as the form and terms of the Notes (which they replace) except that (i) the Public Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, and (ii) the holders of Public Notes will not be entitled to certain rights under the Note Purchase and Exchange Agreement, including the provisions providing for an increase in the interest rate on the Notes in certain circumstances relating to the timing of the Exchange Offer, which rights will terminate when the Exchange Offer is consummated. The Public Notes will evidence the same debt as the Notes and will be entitled to the benefits of the Indenture. The Public Notes are, and by their terms will be senior to all indebtedness of the Company, except that the Company may incur debt secured which is senior to the Public Notes in an amount up to 15% of its Consolidated Net Assets (which at December 31, 1994 equaled approximately $365,000,000). See "Description of Public Notes-Certain Covenants."

                                Risk Factors

      Participation in the Exchange Offer involves a certain degree of risk, and prospective purchasers of the Public Notes should give careful consideration to the following specific factors as well as the other information set forth in the Prospectus: (i) the Company faces intense competition, and certain of its competitors are larger (see "Business - Competition"); (ii) with approximately 64% of its sales outside the United States the Company's results of operations could be negatively affected by a material strengthening of the dollar over a short period of time (see "Management's Discussion and Analysis - Results of Operations"); (iii) there is no established trading market for the Public Notes (see "Plan of Distribution") and (iv) the Company has potential liability for environmental matters which carry the risk of additional claims against the Company (See "Management's Discussion and Analysis - Legal Proceedings").

                          Summary Financial Data(1)
                   (In thousands except per share amounts)

                                      Year Ended December 31
                             1990     1991      1992    1993     1994
Statement of Income Data:

Net Sales                  $380,983 $415,075  $427,188 $445,366 $497,252

  Income from continuing
   operations
   before income taxes       43,384   50,490    45,853   63,223   76,915
  Net Income                 23,077   54,565    33,183   34,603   56,209
  Income per share from        1.05     1.27      1.26     1.75     2.18
   continuing operations
 Net income per share          0.82     1.93      1.17     1.24     2.05
 Weighted average shares     28,307   28,294    28,242   27,951   27,363
  outstanding
 Ratio of earnings from
  continuing operations to     5.79     5.17      4.69     6.24     14.0
  fixed charges(2)

                                                    Dec.  31, 1994
Balance Sheet Data:
Working capital                                        $100,649
Total assets                                            527,653
Long-term debt                                          100,231
Shareholders' equity                                    221,277

(1)On November 11, 1993, the Company's Board of Directors approved a plan to divest operations of the Company's Instrumentation Divisions, which served primarily the chromatography and bioscience markets. These divisions, which represented separate product lines with separate customers, have been accounted for as discontinued operations. The Company sold these divisions in the third quarter of 1994 and realized a net loss upon disposition of these divisions. The consolidated statement of income in 1993 included the results of discontinued operations through November 11, 1993. The table which appears on page 6 under the caption "Selected Consolidated Financial Information" reflects the results of continuing operations.

(2)The ratio of earnings from continuing operations to fixed charges were computed by dividing earnings from continuing operations before fixed charges and income taxes by the fixed charges. Earnings consist of income from continuing operations, to which has been added fixed charges and income taxes. Fixed charges consist of interest and debt expense and one-third of rent expense, which approximate the interest factor.

                               USE OF PROCEEDS

      The Exchange Offer is intended to allow the Company to exercise its option under the Note Purchase and Exchange Agreement. The gross proceeds of $100 million from the issuance of the Notes were used for general corporate purposes. The Company will not receive any cash proceeds from the issuance of the Public Notes pusuant to the Exchange Offer.

                               CAPITALIZATION

      The following table sets forth the consolidated capitalization of the Company at December 31, 1994.
                                          December 31, 1994
                                 (in thousands except share data)
Short-term debt:
   Notes payable                             $ 56,116
   Current portion of long-term debt              173
      Total short-term debt                  $ 56,289

Notes payable with interest
  rates of 6.78% due in 2004                 $100,000
  6.78% due in
Other notes payable with
  average interest of
  11.2% in 1994, due through 1997                 231
     Total long-term debt                    $100,231

Shareholders' equity:
  Common stock, 80,000,000 shares
  authorized:  28,494,353 shares issued
  and outstanding on December 31,1994(1)      $28,494
  Additional paid-in capital                   23,603
  Retained earnings                           458,579
  Translation adjustments                       5,147

  Less:  Treasury stock at cost, 5,361,136
  shares on December 31, 1994                (294,546)
    Total shareholders' equity               $221,277
         Total capitalization                $377,797

________________
 (1) Excludes 1,759,000 shares of Common Stock reserved for issuance upon exercise of outstanding stock options under the Company's employee stock option plans, on December 31, 1994.

                    SELECTED CONSOLIDATED FINANCIAL DATA

      The following table summarizes selected consolidated financial data relating to the Company for each of the five years in the period ended December 31, 1994. The data for the five-year period ended December 31, 1994 have been derived from the Company's consolidated financial statements, which have been audited by Coopers & Lybrand L.L.P., independent certified public accountants. The consolidated balance sheets of the Company as of December 31, 1993 and 1994 and the consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994 are incorporated herein by reference. The following table is qualified in its entirety by such financial statements and notes thereto.

                                Year Ended December 31
                           1990     1991     1992     1993     1994
                           (In  thousands except per share  amounts)

Net Sales               $380,983  $415,075  $427,188 $445,366 $497,252
Cost of Sales            170,049   194,557   195,462  193,575  212,675

   Gross Profit          210,934   220,518   231,726  251,791  284,577

Selling, general and     117,214   129,593   142,701  145,647  159,591
 administrative expenses
Research and development  29,538    32,633    32,953   34,952   34,327
 expenses

Restructuring charge      17,103         -         -        -        -

 Operating Income         47,079    58,292    56,072   71,192   90,659

Interest income            6,723     6,182     6,888    4,069    4,091
Interest expense         (10,418)  (13,984)  (14,692) (12,038)  (7,035)
Other expense                  -         -    (2,415)       -  (10,800)
Income from continuing
 operations before income 43,384    50,490    45,853   63,223   76,915
 taxes
Provision for income
 taxes                    13,629    14,570    10,317   14,225   17,306


Income from continuing    29,755    35,920    35,536   48,998   59,609
 operations

Discontinued operations
 Earnings (loss) from     (6,678)   18,645     2,715  (10,851)       -
 discontinued operations.
 Net loss on disposal of
 discontinued operations       -         -         -        -    (3,400)
Income before extraordinary
 item and cumulative effect of
 change in accounting
 principle                23,077    54,565    38,251   38,147    56,209
Extraordinary item-loss on
 early extinguishment of debt  -         -         -    3,544         -
Cumulative effect of change
 in accounting for postretirement
 benefits                      -         -     5,068        -         -

Net income               $23,077   $54,565   $33,183  $34,603   $56,200

Net income per common share
 From continuing           $1.05     $1.27     $1.26    $1.75     $2.18
 operations
 Net income                $0.82     $1.93     $1.17    $1.24     $2.05
Cash dividends declared per$0.43     $0.47     $0.51    $0.55     $0.59
 common share
Weighted  average common  28,307    28,294    28,242   27,951    27,363
 shares

                    MANAGEMENT'S DISCUSSION AND ANALYSIS
              OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                   General

      On November 11, 1993, the Company's Board of Directors approved a plan to divest operations of the Company's Instrumentation Divisions, which served primarily chromatography and bioscience markets. These Instrumentation Divisions, which represented separate product lines with separate customers, have been accounted for as discontinued operations. The Company sold these Divisions in the third quarter of 1994 and realized a net loss upon their disposition. The consolidated statement of income in 1993 includes the results of discontinued operations through November 11, 1993. The following discussion on results of operations applies to continuing operations.

                            Results of Operations

     Consolidated net sales increased 12 percent in 1994 to $497 million. Sales growth rates, measured both in local currencies and in U.S. dollars, are summarized in the table below.

            Sales growth rates            Sales growth rates
            measured in local currencies  measured in U.S. dollars


            1991  1992   1993  1994  1991   1992   1993  1994
Americas      5%   (1%)   6%    8%     5%    (1%)   6%    8%

Europe        5%    9%     4%    6%     4%    12%    (7%)  7%

Asia/Pacific 17%   (6%)   10%   16%    25%   (2%)   18%   21%

Consolidated  8%    1%     6%    10%    9%    3%     4%   12%

     Sales growth, excluding foreign exchange impact, increased to 10 percent
in   1994  from  6  percent  in  1993.   This  performance  was  led  by  the
electronics/industrial market which grew by 28 percent.

      In the Americas, sales growth increased to 8 percent in 1994 from 6 percent in 1993; and in Europe, sales grew 6 percent in 1994 from 4 percent in 1993. Sales in Japan grew 10 percent in 1994 from 2 percent in 1993; while sales in the rest of Asia increased by 53 percent.

      Electronics/industrial was the strongest market in each geography, with particular impact in Korea and Japan. Sales to the pharmaceutical/biotechnology market grew more slowly in 1994 due to reduced spending by pharmaceutical customers in the Americas and to a recessionary economy and a more difficult regulatory environment in Europe and Japan. The lab/research market showed sales growth in the Americas, Europe and Japan, and was particularly strong in Asia. Laboratory water products also grew across all geographies, with strongest performance in Europe and Japan.

     The effect of foreign exchange rates on sales was 2 percent favorable in 1994, compared to 2 percent unfavorable in 1993 and 2 percent favorable in 1992. A weaker dollar will benefit, and a stronger dollar will affect adversely, future operations. However, the Company is unable to predict future currency movements and to quantify their effect on income. The Company sells a wide range of products in many worldwide industrial markets. Price changes and inflation has not significantly affected the comparability of sales during the past three years.

      Gross Margins were 57.2 percent in 1994, 56.5 percent in 1993, and 54.2 percent in 1992. Excluding the charges for EPA settlements and the accrual of costs associated with increasing the efficiency of the Company's manufacturing operations in 1992, margins in 1992 were 56.3 percent. The improvement in margins in 1994 resulted from significantly increased production volume in the Company's electronics/industrial plants, as well as continued cost reduction activities in all of the Company's manufacturing operations.

      Selling, General and Administrative (S,G&A) expenses, excluding the effects of foreign exchange grew 8 percent in 1994, 6 percent in 1993, and 10 percent in 1992. SG&A spending was higher in the second half of 1994 than in the first as the Company invested in sales and marketing programs to support future sales growth.

     Research and Development Expenses decreased slightly in 1994 compared to a 6 percent increase in 1993 and a marginal increase in 1992. The Company continued to fund all major programs in 1994.

      Other Expense in 1994 reflects a non-recurring charge of $10.8 million to settle litigation which arose from the Company's sale of its Process Water Division in 1989. The litigation was settled in the fourth quarter of 1994. Other expense in 1992 reflects the loss taken on the sale of the Company's environmental testing business Resource Analysts Inc. (RAI) in 1992.

      Net Interest Expense in 1994 was significantly lower than in 1993 and 1992, primarily due to interest earned on the net proceeds received from the divested businesses, a lower interest rate on the refinanced $100 million long-term note, and an overall lower level of net short-term borrowings.

      The Provision for Income Taxes was 22.5 percent of pre-tax income in 1994, the same effective rate as 1993 and 1992. The Company continues to benefit from low tax rates in Puerto Rico and tax incentives attributable to its U.S. export operations.

      The Net Loss on Disposal of Discontinued Operations reflects the after-tax loss of the disposition of the Company's Instrumentation Divisions, which were concluded in the third quarter of 1994.

      Extraordinary Loss on Early Extinguishment of Debt reflects the after-tax cost recorded by the Company in the fourth quarter of 1993 to pre-pay its $100 million note, which bore interest at 9.2 percent and was callable in 1995. In March 1994, the Company issued and sold a new $100 million note bearing interest at 6.78 percent.

      Earnings Per Share for the past three years include a number of charges resulting from either specific transactions or adoption of new accounting pronouncements. Earnings per share from continuing operations adjusted for these events are summarized as follows:


                                   Year Ended December 31
                                 1992        1993      1994
Earnings from continuing
 operations after accounting      $1.07     $1.62       $2.18
 changes and charges
SFAS #106 Charges - cumulative      .19         -           -
 impact
Charges                             .34       .13         .30
Earnings from continued
operations before accounting      $1.60     $1.75       $2.48
 changes and charges

      The charge in 1994 resulted from the settlement of litigation relating to the Company's sale of its Process Water Division in 1989. The charge in 1993 resulted from the early extinguishment of the Company's long-term debt. The charges in 1992 resulted from providing for the settlement of all known environmental disputes with the Environmental Protection Agency (EPA), the sale of Resource Analysts, Inc. and an additional charge taken to cover costs of increasing the efficiencies of the Company's manufacturing operations.

                              Legal Proceedings

      The potential settlement amount of all environmental claims against all participants at hazardous waste ("Superfund") sites in which the Company has been named a potential responsible party by the EPA is significant. It is unlikely, however, that the Company's share of these costs will have a material impact on the financial condition of the Company. The Company is only one of many potentially responsible parties named at each site. Additionally, in certain instances the Company believes that its insurance will cover a portion of the costs incurred. In 1992, the EPA unexpectedly proposed settlements for several of these sites. Based on these proposed settlements and all other information available to management, the Company recorded a provision of $5.8 million against cost of sales in 1992, which, in management's best estimate, will be sufficient to satisfy all known claims by the EPA. No individual settlement to date has had a material impact on the Company's financial condition.

      Millipore has settled its suit in the Superior Court for Middlesex County, Massachusetts brought against it by Eastern Enterprises and its subsidiary, Ionpure Technologies, Inc. ("Ionpure") and alleging misrepresentations made in conjunction with the sale by Millipore of its Process Water Division to Ionpure in November of 1989. The settlement became final in December of 1994 and resulted in the charge of $.30 per share as reflected in the table above.

                       Capital Resources and Liquidity

      In 1994, the Company generated $49 million of cash from continuing operations, compared to generating $34 million in 1993 and expending $14 million in 1992. Cash provided by operations continue to be the Company's primary source of funding working capital requirements. In addition to the increase in net income from continuing operations of $14.1 million in 1994 as compared to 1993, the Company received a tax refund of $14.0 million in 1994. These sources of cash were partially offset by an increase in accounts receivable of $14.7 million in 1994 compared to an increase of $5.4 million in 1993. In addition, inventories increased $1.9 million in 1994 compared to a decrease of $6.4 million in 1993. Capital expenditures by continuing operations were lower in 1994 than in 1993 and 1992 as the Company spent less on facility expansions and information technology systems. The Company expects capital expenditures in 1995 to be in line with capital spending in 1994 and 1993. At December 31, 1994, the Company had no significant commitments for capital expenditures.

      In 1994, the Company paid a total of $15.4 million in non-recurring financing-related transactions; $5.1 million was used to pre-pay the Company's $100 million notes payable due in 1998, while $10.3 million was used to close out the Company's yen currency swap. In addition, the Company had $258.0 million of net proceeds from the sale of its Waters Chromatography and Bioscience divisions in 1994. The Company spent $293 million, net of stock option receipts, to repurchase 6.1 million shares of its common stock in 1994, primarily pursuant to a Dutch Auction Self Tender completed in the third quarter and an ongoing open market share repurchase program. In the fourth quarter of 1994, the Company announced a $100 million open market share repurchase program and spent $78 million in share repurchases. In early 1995, the Company announced plans to spend an additional $50 million on open market share repurchases.

     The Company has $30.2 million of cash and short-term investments on hand at the end of 1994, which along with the Company's strong financial position, provides a high degree of flexibility in financing future requirements.

                                  Dividends

      The quarterly dividend was increased in the second quarter of 1994 from $0.14 to $0.15 per share. Dividends paid in 1994 were $15.8 million.

                                  BUSINESS

      Millipore Corporation is a leader in the field of membrane separations technology. The Company develops, manufactures and sells products which are used primarily for the analysis and purification of fluids. The Company's products are based on a variety of membrane, and certain other technologies that effect separations principally through physical and chemical methods.

Products and Technologies

      The Company's products are used for analytical applications to gain knowledge about a molecule, (compound) or micro-organism by detecting, identifying and quantifying the relevant components of a sample. For purification applications, the Company's products are used in manufacturing and research operations to isolate and purify specific components or to remove contaminants.

     The principal separation technologies utilized by the Company are based on membrane filters, and certain chemistries, resins and enzyme immunoassays. Membranes are used to filter either the wanted or the unwanted particulate, bacterial, viral or molecular entities from fluids, or concentrate and retain such entities (in the fluid) for further processing. Some of the Company's newer membrane materials also use affinity, ion-exchange or electrical charge mechanisms for separation.

      Both analytical and purification products incorporate membrane and other technologies. The Company's products include disc and cartridge filters and housings of various sizes and configurations, filter-based test kits, precision pumps and other ancillary equipment and supplies.

      The Company has more than 3,000 products. Most of the Company's products are listed in its catalogs and are sold as standard items, systems or devices. For special applications, the Company assembles custom products, usually based upon standard modules and components. In certain instances, the Company also designs and engineers process systems specifically for the customer.

Customers and Markets

      The Company sells its products primarily to customers in the following markets: pharmaceutical/biotechnology, microelectronics, chemical and food and beverage companies; government, university and private research and testing laboratories; and health care and medical facilities. Within each of these markets, the Company focuses its sales efforts upon those segments where customers have specific requirements which can be satisfied by the Company's products.

      The Company considers that it sells two classes of products, disposable and consumable products (principally membranes and other separation media) and hardware or capital products (principally housings for membranes, pumps and electronic test equipment). Sales of these two classes for each of the last three fiscal years were approximately as follows:

                     December 31   December 31       December 31
                        1992       1993                 1994

Disposable Products  $346,000,000  $352,000,000    $403,000,000
Capital Products      $81,000,000   $93,000,000     $94,000,000

     Pharmaceutical/Biotechnology Industry. The Company's products are used by the pharmaceutical/biotechnology industry in sterilization, including virus reduction, and sterility testing of products such as antibiotics, vaccines, vitamins and protein solutions; concentration and fractionation of biological molecules such as vaccines and blood products; cell harvesting; isolation and purification of compounds from complex mixtures and the purification of water for laboratory use. The Company's membrane products also play an important role in the development of new drugs; in addition, the Company has developed and is developing products for biopharmaceutical applications in order to meet the purification requirements of the biotechnology industry.

      Microelectronics Industry. The microelectronics industry uses the Company's products to purify (by removing particles and unwanted contaminating molecules), deliver and monitor the liquids and gases used in the manufacturing processes of semiconductors and other microelectronics components.

     Chemical Industry. This industry uses the Company's products primarily for purification of reagent grade chemicals, for monitoring in the industrial workplace, and of waste streams, and in the purification of water for laboratory use.

      Food and Beverage Industry. The Company's products are widely used by the food and beverage industry in quality control and process applications principally to monitor for microbiological contamination; to remove bacteria and yeast from products such as wine and beer in order to prevent spoilage, and in producing pure water for laboratory use.

      Universities and Government Agencies. Universities, government and private and corporate research and testing laboratories, environmental science laboratories and regulatory agencies purchase a wide range of the Company's products. Typical applications include: purification of proteins; cell culture, structure studies and interactions; concentration of biological molecules; fractionation of complex molecular mixtures; and collection of microorganisms. The Company's water purification products are used extensively by these organizations to prepare high purity water for sensitive assays and the preparation of tissue culture media.

      Health Care Industry. Customers in this field include hospitals, clinical laboratories, medical schools and medical research institutions who use the Company's products to filter particulate and bacterial contaminants which may be present in intravenous solutions, and its water purification products to produce high purity water.

Sales and Marketing

      The Company sells its products within the United States primarily to end users through its own direct sales force. The Company sells its products in foreign markets through the sales forces of its subsidiaries and branches located in more than 25 major industrialized and developing countries as well as through independent distributors in other parts of the world. The Company's marketing, sales and service forces consist of approximately 280 employees in the United States and 615 employees overseas.

      The Company's marketing efforts focus on application development for existing products and on new products for other existing, newly-identified and proposed customer uses. The Company seeks to educate customers as to the variety of analytical and purification problems which may be addressed by its products and to adapt its products and technologies to separations problems identified by customers.

      The Company believes that its technical support services are important to its marketing efforts. These services include assistance in defining the customer's needs, evaluating alternative solutions, designing a specific system to perform the desired separation, training users, and assisting customers in compliance with relevant government regulations.

Research and Development

      In its role as a pioneer of membrane separations Millipore has traditionally placed heavy emphasis on research and development. Research and development activities include the extension and enhancement of existing separations technologies to respond to new applications, the development of new membranes, and the upgrading of membrane based systems to afford the user greater purification capabilities. Research and development efforts also identify new separations applications to which disposable separations devices would be responsive, and develop new configurations into which membrane and ion exchange separations media can be fabricated to efficiently respond to the applications identified. Instruments, hardware, and accessories are also developed to incorporate membranes, modules and devices into total separations systems. Introduction of new applications frequently requires considerable market development prior to the generation of revenues. Millipore performs substantially all of its own research and development and does not provide material amounts of research services for others.

      When it believes it to be in its long-term interests, the Company will license newly developed technology from unaffiliated third parties and/or will acquire exclusive distribution rights with respect thereto.

Competition

      The Company faces intense competition in all of its markets. The Company believes that its principal competitors include Pall Corporation, Barnstead Thermolyne Corporation, Sartorius GmbH, and Gelman, Inc., Certain of the Company's competitors are larger and have greater resources than the Company. However, the Company believes that it offers a broader line of products, making use of a wider range of separations technologies and addressing a broader range of applications than any single competitor.

      While price is an important factor, the Company competes primarily on the basis of technical expertise, product quality and responsiveness to customer needs, including service and technical support.

Certain Recent Developments

      On November 11, 1993 the Company announced that it had approved a plan to focus the Company on its membrane business, divest its Waters Chromatography Business and explore options for exiting its non-membrane
Bioscience business. The Waters Chromatography Business was acquired in 1980. Growth in the analytical instrument market has been limited in the past few years and the Company believes that the divestiture of its chromatography business along with that of its non-membrane bioscience business, will enable the Company to better serve its membrane customers, improve operating performance and increase shareholder value. The divestitures were completed in August of 1994 and resulted in a net loss of $3.4 million, which included all costs estimated to be incurred in connection with the divestitures as well as the pre-tax operating loss generated by these Divisions from November 11, 1993, through the completion of the divestitures. In addition, in late July and early August the Company completed the sale of its Ceraflo (ceramic filters) and BioImage (image analysis systems and software) product lines. The consideration received for the Ceraflo product line consisted of 135,500 shares of the common stock of U.S. Filter Corp., valued at $2.6 million; and for the BioImage product line cash in the amount of $585,000 and a five year promissory note for $850,000. Using $216 million of the net proceeds resulting from the sale of its Waters Chromatography and its non-membrane Bioscience businesses, the Company repurchased in September 1994 3,771,000 shares of its Common Stock pursuant to a Dutch Auction Self Tender. In the balance of 1994 the Company spent an additional $78 million in connection with the $100 million open market share repurchase program. In February 1995 an additional $50 million was authorized for this program.

      See "Management Discussion and Analysis - Legal Proceedings" for information concerning settlement of the litigation surrounding the 1989 sale of its Process Water Division.

                                 MANAGEMENT

     The following table sets forth certain information regarding the executive officers of the Company.

      Name         Age                  Office

John A. Gilmartin   52    Chairman of the Board, President
                          and Chief Executive Officer

Geoffrey Nunes      64    Senior Vice President and General
                          Counsel

Glenda K. Burkhart  43    Vice President

Michael P. Carroll  44    Vice President , Treasurer and
                          Chief Financial Officer

Douglas B. Jacoby   48    Vice President

John E. Lary        48    Vice President


                         DESCRIPTION OF PUBLIC NOTES

     The Public Notes are to be issued under and Indenture, to be dated as of May 3, 1995 (the "Indenture"), between the Company and The First National Bank of Boston, as Trustee (the "Trustee"), the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to the Trust Indenture Act of 1939, as amended (the "TIA"), and to all the provisions of the Indenture, including the definitions therein of certain terms (and those terms made a part of the Indenture by reference to the TIA and in effect on the date of the Indenture), nonetheless all the material elements of the Indenture are set forth in the disclosure which follows.

General

      The Public Notes will be unsecured obligations of the Company, will be limited to $100,000,000 aggregate principal amount and will mature on March 3, 2004. The Public Notes will bear interest at the rate of 6.78 percent per annum from the most recent Interest Payment Date to which interest has been paid or provided for, (March 3, 1995 and not the date of issuance), payable semi-annually on March 3 and September 3 of each year (commencing September 3, 1995), to the Person in whose name a Public Note (or any predecessor Public Note) is registered at the close of business on the preceding February 3 or August 3, as the case may be. ( 3.1 and 3.7) Principal of and interest on the Public Notes will be payable, and the transfer of Public Notes will be registrable, at the office of the Trustee or such other place as the Company may from time to time designate, provided that with respect to any institutional investor holding not less than $5,000,000 in principal amount of the Public Notes which so requests, the Company shall make such payments by bank wire transfer of federal funds. In addition, payment of interest to all other holders of the Public Notes may, at the option of the Company, be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register. ( 3.1, 3.5 and 10.2).

      The Public Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. ( 3.2) No service charge will be made for any registration of transfer or exchange of Public Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. ( 3.5)

Certain Covenants

      Certain Definitions. "Subsidiary" means a corporation or business trust, a majority of whose voting stock is owned by the Company or its other Subsidiaries. "Consolidated Net Tangible Assets" means the aggregate amount of assets of the Company and its Subsidiaries (less applicable reserves) after deducting therefrom: (i) all current liabilities and (ii) all amounts representing goodwill, trade names, trademarks, patents, unamortized debt discount and other like intangibles. "Indebtedness" includes indebtedness for money borrowed or capitalized leases or any guarantee of such obligations. "Lien" includes any mortgage, pledge or other lien or encumbrance. "Restricted Subsidiary" means a Subsidiary which owns or leases any Important Property. "Important Property" means any manufacturing plant or other building, structure or facility owned or leased by the Company or any Subsidiary which, in the opinion of the Company's Board of Directors, is of material importance to the total business conducted by the Company and its Subsidiaries as a whole. "Attributable Debt" means, with respect to any particular lease, the total net amount of rent required to be paid under such lease during the remaining primary term thereof, discounted from the respective due dates thereof at the rate per annum borne by the Public Notes. "Secured Debt" means indebtedness for money borrowed that is secured by a Lien on any Important Property or any shares of stock or indebtedness of any Restricted Subsidiary. The foregoing definitions are qualified by the more complete definitions set forth in the Indenture.

      Limitation on Liens. The Company will not, and will not permit any Subsidiary to, create any Lien upon any of their property or assets to secure Indebtedness without making effective provisions whereby the Public Notes then outstanding shall be secured by such Lien equally and ratably with the Indebtedness thereby secured, except that this restriction will not apply, among other things, to: (i) Liens existing on the date of the Indenture;
(ii) Liens existing on any asset or shares of capital stock of any corporation at the time such corporation becomes a Subsidiary; (iii) Liens on any asset securing Indebtedness incurred or assumed for the purpose of financing all or any part of the cost of acquiring, constructing, improving or repairing such asset (including industrial revenue bonds) provided such Liens attach within 120 days of the acquisition, construction, improvement or repair thereof; (iv) Liens existing on any asset or shares of stock of any corporation at the time such corporation is merged into or consolidated with the Company or a Subsidiary; (v) Liens existing on any asset or shares of capital stock prior to the acquisition thereof by the Company or a
Subsidiary; (vi) Liens arising pursuant to any statute or order of attachment, distraint or similar legal process issued in connection with court proceedings so long as the execution or other enforcement thereof is effectively stayed and the claims secured thereby are being contested in good faith by appropriate proceedings; (vii) Liens securing Indebtedness of a Subsidiary owing to the Company or another Subsidiary; (viii) Liens securing taxes, assessments or governmental charges not yet delinquent or being contested in good faith by appropriate proceedings; (ix) Liens securing obligations owing to landlords and mechanics and materialmen incurred in the ordinary course of business for sums not yet due or being contested in good faith by appropriate proceedings; and (x) Liens arising out of the refinancing, extension, renewal or refunding of any Indebtedness secured by any Lien permitted by the foregoing clauses. Notwithstanding the foregoing, the Company and its Subsidiaries may, without complying with the foregoing restrictions, create Liens securing Indebtedness in an aggregate amount that (together with the value of any Sale and Leaseback Transaction entered into other than in reliance on this exception) does not exceed at the time 15 percent of Consolidated Net Tangible Assets. ( 10.5) At December 31, 1994, the Company's Consolidated Net Tangible Assets aggregated approximately $365,000,000.

      Limitation on Sale and Leaseback Transactions. The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and
Leaseback Transactions with respect to any Important Property unless the Company or such Restricted Subsidiary would be entitled to incur Secured Debt equal in an amount to the amount of the Attributable Debt resulting from such transaction without equally and ratably securing the Public Notes. The foregoing will not apply if: (i) the lease is for a period not exceeding three years and the Company or the Restricted Subsidiary intends that its use of such property will be discontinued on or before the expiration of such period; (ii) the sale or transfer of the Important Property is made prior to or within 180 days of the later of the date of its acquisition or the completion of construction thereof; (iii) subject to certain limitations, the Company or the Restricted Subsidiary applies an amount equal to the value of the property so leased to the retirement, within 180 days after the effective date of such arrangement, of any part of Consolidated Funded Debt or the purchase of other Important Property, or both; (iv) the lease secures or relates to obligations issued by a governmental body to finance the acquisition or construction of property; or (v) the transaction is between or among the Company and one or more Restricted Subsidiaries or between or among Restricted Subsidiaries. ( 10.6)

Merger, Consolidation or Sale of Assets

      The Indenture provides that the Company may not consolidate or merge into any other corporation, or convey or transfer its properties and assets substantially as an entirety to any person or entity unless (i) the successor corporation shall assume by a supplemental indenture the Company's obligations under the Indenture, (ii) immediately after giving effect to such transaction, no Event of Default (as defined in the Indenture) shall have occurred and be continuing and (iii) if as a result of such transaction, the Company would become subject to a Lien which would not be permitted under the Indenture, the successor corporation shall secure the Public Notes equally and ratably with all indebtedness secured thereby. ( 8.1)

Events of Default

      The following will be Events of Default under the Indenture: (a) failure to pay principal of any Public Note when due; (b) failure to pay any interest on any Public Notes for 5 days after becoming due; (c) failure to perform any other covenant of the Company in the Indenture, continued for 30 days after written notice as provided in the Indenture; (d) failure to pay when due the principal of, or acceleration of, any indebtedness of the Company or any Subsidiary for money borrowed in excess of $5,000,000, if such indebtedness is not discharged, or such acceleration is not annulled, within 30 days after written notice as provided in the Indenture; and (e) certain events in bankruptcy, insolvency or reorganization involving the Company or any Significant Subsidiary. ( 5.1) Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default (as defined) shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. ( 6.3) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Public Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. ( 5.12)

      The term "Significant Subsidiary" is defined to include any of the Company's Subsidiaries which meets any of the following conditions: (i) the Company's and its other Subsidiaries' investments in and advances to such Subsidiary exceed 10 percent of the total assets of the Company and its Subsidiaries consolidated; or (ii) the Company's and its other Subsidiaries' proportionate share of the total assets of such Subsidiary exceeds 10 percent of the total assets of the Company and its Subsidiaries consolidated; or
(iii) the Company's and its other Subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of changes in accounting principles of the Subsidiary exceeds 10 percent of such income of the Company and its Subsidiaries consolidated.

     If an Event of Default shall occur and be continuing, either the Trustee or the Holders of at least 25 percent in aggregate principal amount of the, Public Notes may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree is issued based on acceleration, the Holders of a majority in aggregate principal amount of Public Notes then outstanding may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the
Indenture. ( 5.2) For information as to waiver of defaults, see "Modification and Waiver."

      No Holder of any Public Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the Holders of at least 25 percent in aggregate principal amount of the Public Notes then outstanding shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Public Notes then outstanding a direction inconsistent with such request and shall have failed to institute such proceedings within 60 days. ( 5.7) However, such limitations do not apply to a suit instituted by a Holder of a Public Note for enforcement of payment of the principal of or interest on such Public Notes on or after the respective due dates express in such Note. ( 5.8)

      The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. ( 10.7)

      Defeasance and Discharge. The indenture provides that the Company will be discharged from any and all obligations in respect of the Public Notes (except for certain obligations to register the transfer or exchange of Public Notes, to replace stolen, lost or mutilated Public Notes, to maintain paying agencies and to hold monies for payment in trust) upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and each installment of interest on the Public Notes on the stated maturity of such payments in accordance with the terms of the Indenture and the Public Notes. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (who may be an employee of or counsel to the Company) to the effect that either (x) there has occurred a change in Federal income tax law or (y) there has been issued by the Internal Revenue Service a ruling, in either case to the further effect that Holders of the Public Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal Income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. ( 4.1 and 12.2)

      Defeasance of Certain Covenants. The indenture also provides that the Company may omit to comply with certain restrictive covenants in Sections
10.5 (Limitation on Liens) and 1006 (Limitation on Sale and Leaseback Transactions) and that Section 5.1(4) (failure to pay and acceleration of certain indebtedness) shall not be deemed to be an Event of Default under the Indenture and the Public Notes, upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and each installment of interest on the Public Notes on the stated maturity of such payments in accordance with the terms of the Indenture and the Public Notes. The obligations of the Company under the Indenture and the Public Notes other than with respect to the covenants referred to above shall remain in full force and effect. Such a trust may only be established if, among other things, (x) the Company has delivered to the Trustee an Opinion of Counsel (who may be an employee of or counsel to the Company) to the effect that there has been a change in Federal income tax law, or (y) there has been issued by the Internal Revenue Service a ruling, in either case to the effect that the Holders of the Public Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance of certain covenants and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. ( 12.4)

      In the event the Company exercises its option to omit compliance with certain covenants of the Indenture with respect to the Public Notes as described above and the Public Notes are declared due and payable because of the occurrence of any Event of Default (other than an Event of Default described in 5.1(4)), the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Public Notes at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

Optional Redemption

      The Public Notes are redeemable at the election of the Company at any time as a whole, or in part from time to time (in multiples of $1,000,000 principal amount) on the date specified in notice thereof given by the Company which date shall not be less than 30 days nor more than 60 after such notice (the "Redemption Date"). ( 11.2) Such notice shall be mailed to each Holder of Public Notes at the Holder's address appearing in the Security Register, and specify the aggregate principal amount of Public Notes held by such Holder to be so redeemed. ( 11.4) On the third business day prior to the Redemption Date (the "Calculation Date") the Company shall give written notice to each holder and the Trustee of the determination of the Redemption Price setting forth in reasonable detail the computation thereof. The Redemption Price set forth in such notice, shall, in the absence of manifest error, be binding on the Company and each Holder. ( 11.2)

      The term "Redemption Price" is defined in the Indenture to mean the greater of (1) the sum of the respective Payment Values of each prospective interest payment and the principal payment at maturity in respect of the Public Notes being redeemed (the amount of each such payment being herein referred to as a "Payment"), and (2) the unpaid principal amount of the Public Notes so being redeemed. The Payment Value of each Payment shall be determined by discounting such Payment at the Reinvestment Rate for the period from the scheduled date of such Payment to the Redemption Date. The Reinvestment Rate is the sum of (a) .25% and (b) the yield which shall be imputed from the yield of those actively traded "On The Run" United States Treasury securities, as reported on the Cantor-Fitzgerald brokerage screen available on Telerate Information Systems (page 500 mid-point of Bid/Ask price), having maturities as close as practicable to the final maturity of the Public Notes so to be redeemed or, if such yields shall not be reported as of such time or the yields reported as of such time are not ascertainable in accordance with the preceding clause, then the arithmetic mean of the rates, published for the 5 Business Days preceding the applicable Calculation Date, in the weekly statistical release designated H.15(519) (or any successor publication) of the Board of Governors of the Federal Reserve System under the caption "U.S. Government Securities--Treasury Constant Maturities" opposite the maturity corresponding to the final maturity of the Public Notes, (rounded to the nearest month) so to be redeemed. If no maturity exactly corresponding to such final maturity of the Public Notes shall appear therein, yields for the next longer and the next shorter maturities shall be calculated pursuant to the foregoing sentence and the Redemption Price shall be interpolated from such yields on a straight-line basis (rounding in each of such relevant periods, to the nearest month). The yields of such United States Treasury securities (under both of the methods described above) shall be determined as of 10:00 a.m., New York time, on the Calculation Date.

      On the Redemption Date, the Company shall redeem the unpaid principal amount of such holder's Public Notes by payment to such holder of (a) the Redemption Price of such holder's Public Notes and (b) interest accrued on the aggregate outstanding principal amount of such holder's Public Notes to the Redemption Date. ( 11.6) Upon such payment by the Company the holder shall surrender the Public Notes held by such holder to the Trustee for cancellation. The Public Notes are not subject to any mandatory redemption provisions, nor entitled to any sinking fund provisions.

Modification and Waiver

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Public Notes then outstanding; provided, however, that no such modification or amendment may, without the consent of the Holder of each Public Note then outstanding affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Public Note, (b) reduce the principal amount of or interest on, any Public Note, (c) change the place or currency of payment of principal of or interest on any Public Note, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Public Note, (e) reduce the above-stated percentage of Public Notes then outstanding necessary to modify or amend the Indenture or (f) reduce the percentage of aggregate principal amount of Public Notes then outstanding necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain events of default. ( 9.2)

      The Holders of a majority in aggregate principal amount of the Public Notes then outstanding may waive compliance by the Company with certain restrictive provisions of the Indenture. ( 10.8) The Holders of a majority in aggregate principal amount of the Public Notes then outstanding may waive any past default under the Indenture, except a default in the payment of principal or interest or in respect of a covenant or provision which cannot be modified without the consent of the Holder of each Public Note affected. ( 513)

Additional Information

      The Indenture provides that the Company will deliver to the Trustee within 15 days after the filing of the same with the Commission, copies of the quarterly and annual reports and of the information, documents and other reports, if any, which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. The Indenture further provides that, notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the Commission, to the extent permitted, and provide the Trustee and Holders with such annual reports and such information, documents and other reports specified in Section 13 and 15(d) of the Exchange Act. The Company will also comply with the other provisions of TIA.

                                THE EXCHANGE

     The Notes were sold by the Company on March 3, 1994 to Metropolitan Life Insurance Company ("Met") pursuant to a Note Purchase and Exchange Agreement (the "Purchase Agreement") which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Purchase Agreement provides that the Company may prepay the Notes by delivering to the Met the Public Notes being registered hereunder pursuant to the Exchange Offer described herein prior to May 3, 1995. The failure of the Company to effect the Exchange Offer would result in the interest rate on the Notes (currently fixed at 6.78 percent) increasing to 7.03% for the balance of their term. By effecting the exchange on or prior to May 3, 1995, the
Company will be able to fix the interest rate payable until the stated maturity of the Public Notes. In the Purchase Agreement the Company made customary representations and warranties with respect to the due authorization, execution and delivery of the Purchase Agreement and various matters relating to the business of the Company, such as financial condition, licenses and litigation.

     The Purchase Agreement further provides that:

     (i) The Company will reimburse the Met for certain expenses incurred by it in connection with its purchase of the Notes and the Public Notes; and

      (ii) The Company will indemnify the Met against certain liabilities, including certain liabilities under the Securities Act of 1933.

      Upon this Exchange Registration Statement being declared Effective, the Company will exchange the Public Notes upon surrender of the Notes. The
Company will keep the Exchange Offer open for twenty days, although it is currently contemplated that the Notes will be exchanged for the Public Notes, on May 3, 1995. For each Note surrendered to the Company pursuant to the Exchange Offer, the holder of such Notes will receive a Public Note having a principal amount equal to that of the surrendered Note. Interest on each Public Note will be 6.78 percent the same interest as the Notes, and will accrue from March 3, 1995. All the outstanding Notes are anticipated to be surrendered pursuant to the Exchange Offer.

      Upon  the  terms  and  subject  to the conditions  set  forth  in  this
Prospectus  the  Company will accept all Notes prior to 5:00 p.m.,  New  York
City time, on the Expiration Date (as defined herein). The Company will issue $1,000 principal amount of Public Notes in exchange for each $1,000 principal amount of outstanding Notes accepted in the Exchange Offer.

      The form and terms of the Public Notes are the same as the form and terms of the Notes except that the Public Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof. The Public Notes will evidence the same debt as the Notes and will be entitled to the benefits of Indenture. As of the date of this Prospectus, $100,000,000 aggregate principal amount of Notes were outstanding.

      The term "Expiration Date" shall mean 5:00 p.m., New York City time, on _______, 1995.

                            PLAN OF DISTRIBUTION

      The Company will not receive any proceeds from the Exchange Offer, nor will it pay any commission in connection therewith to any broker, dealer or agent.

Absence of a Public Market

      The Public Notes will constitute a new issue of securities with no established trading market. The Company does not intend to list the Public Notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. Accordingly, no assurance can be given that an active public or other market will develop for the Public Notes or as to the liquidity of the trading market for the Public Notes. If a trading market does not develop or is not maintained, holders of the Public Notes may experience difficulty in reselling the Public Notes or may be unable to sell them at all. If a market for the Public Notes develops, any such market may be discontinued at any time.

     If a public trading market develops for the Public Notes, future trading prices of such securities will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Company, the Public Notes may trade at a discount from their principal amount.

                                LEGAL MATTERS

      The validity of the Public Notes will be passed upon for the Company by Ropes & Gray, One International Place, Boston, Massachusetts 02110.

                                   EXPERTS

      The Company's consolidated balance sheets as of December 31, 1993 and 1994, and the consolidated statements of income, shareholders' equity and cash flows and financial statement schedules for each of the years in the three-year period ended December 31, 1994, incorporated herein by reference, have been incorporated herein by reference in reliance upon the reports of Coopers & Lybrand L.L.P., independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

    No  dealer,  salesman  or
other    person   has    been
authorized   to   give    any
information  or to  make  any
representations not contained
in    or   incorporated    by
reference  in this Prospectus
and,  if given or made,  such                         MILLIPORE
information or representation
must  not be relied  upon  as
having been authorized by the
Company  or any other person.                        $100,000,000
This   Prospectus  does   not                     6.78% Senior Notes
constitute an offer  to  sell                          Due 2004
or a solicitation of an offer
to  buy any of the securities
offered   hereby    in    any
jurisdiction to any person to                     P R O S P E C T U S
whom  it is unlawful to  make
such     offer    in     such
jurisdiction.   Neither   the
delivery  of this  Prospectus
nor  any  sale made hereunder
shall,       under        any
circumstances,   create   any
implication  that  there  has
been no change in the affairs
of the Company since the date
hereof  or  that  information
contained or incorporated  by
reference  herein is  correct
as  of any time subsequent to
such date.

       ______________


      TABLE OF CONTENTS
                         Page

Available Information     2
Incorporation of Certain
Documents
  by Reference            2
Prospectus Summary        3
Use of Proceeds           5
Capitalization            5
Selected Consolidated
Financial Data            6
Management's Discussion and
Analysis of Financial Condition and
Results of Operations     7
Business                 10
Management               13
Description of Public
Notes                    13
The Exchange             18
Plan of Distribution     19
Legal Matters            19
Experts                  20

                                   PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

Item 22.  Undertakings

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) of Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    The registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnifications against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

             CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


    We consent to the incorporation by reference in this Registration Statement on Form S-4 as amended of our report dated January 26, 1995, on our audits of the consolidated financial statements and financial statement schedules of Millipore Corporation as of December 31, 1993 and 1994 and for the years ended December 31, 1992, 1993, and 1994, which reports are included or incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

   We also consent to the references to our firm under the captions "Selected Consolidated Financial Data" and "Experts".



                                   Coopers & Lybrand L.L.P.

Boston, Massachusetts
April 25, 1995

                                 SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunder duly authorized, in the Town of Bedford, Commonwealth of Massachusetts on this 25th day of April, 1995.

                              MILLIPORE CORPORATION

                              By        /s/  Geoffrey Nunes
                                              Geoffrey Nunes
                                          Senior Vice President

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

       Name                          Title          Date

   /s/ John A. Gilmartin      Director, Chairman,  April 25, 1995
     John A. Gilmartin          President and
                                 Chief  Executive Officer
                                (Principal Executive
                                Officer)

   /s/ Michael P. Carroll     Vice President  and  April 25, 1995
     Michael P. Carroll        Chief Financial Officer
                              (Principal Financial and
                               Accounting Officer)

  /s/ Charles D. Baker*       Director             April 25, 1995
     Charles D. Baker

  /s/ Samuel C. Butler*       Director             April 25, 1995
     Samuel C. Butler

  /s/ Mark Hoffman*           Director             April 25, 1995
       Mark Hoffman

  /s/ Gerald D. Laubach*      Director             April 25, 1995
    Gerald D. Laubach

    /s/ Steven Muller*        Director             April 25, 1995
      Steven Muller

   /s/ Thomas O. Pyle*        Director             April 25, 1995
      Thomas O. Pyle

    /s/ John F. Reno*         Director             April 25, 1995
       John F. Reno

*By /s/ Geoffrey Nunes                             April 25, 1995
      Geoffrey Nunes
     Attorney-in-Fact